
RECD S.E.C.
JUN - 6 2002
1086


02036373

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period ____ to _____

Commission file number 333-74224

A. Full title of Plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, Illinois 60064-6049


ANDERSEN

Abbott Laboratories
Stock Retirement Plan

Financial Statements and Schedules
As of December 31, 2001 and 2000
Together With Auditors' Report

Employer Identification Number 36-0698440
Plan Number 334


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Co-trustees of Abbott Laboratories
Stock Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of **ABBOTT LABORATORIES STOCK RETIREMENT PLAN** as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Chicago, Illinois
May 31, 2002

ABBOTT LABORATORIES
STOCK RETIREMENT PLAN

FINANCIAL STATEMENTS AND SCHEDULES

December 31, 2001 and 2000

(Employer Identification Number 36-0698440, Plan Number 334)

TABLE OF CONTENTS

ABBOTT LABORATORIES
STOCK RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2001 and 2000

(Dollars in thousands)

(Employer Identification Number 36-0698440, Plan Number 334)

	2001	2000
ASSETS:		
Cash	$ 3,720	$ 3,617
Investments	6,168,194	5,674,457
Due from brokers	8,452	2,363
Total assets	6,180,366	5,680,437
LIABILITIES--Due to brokers	6,871	3,857
NET ASSETS AVAILABLE FOR BENEFITS	$6,173,495	$5,676,580

The accompanying notes are an integral part of these statements.

ABBOTT LABORATORIES
STOCK RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2001

(Dollars in thousands)

(Employer Identification Number 36-0698440, Plan Number 334)

CONTRIBUTIONS:	
Employer	$ 93,293
Participant	203,106
Total contributions	296,399
INVESTMENT INCOME:	
Net appreciation in fair value of investments	560,465
Interest and dividend	125,911
Other	219
Total investment income	686,595
BENEFITS PAID	(485,203)
OTHER EXPENSES	(876)
Net increase	496,915
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	5,676,580
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$6,173,495

The accompanying notes are an integral part of this statement.

ABBOTT LABORATORIES
STOCK RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

December 31, 2001 and 2000

1. DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

In general, United States employees of Abbott Laboratories ("Abbott"), selected participating subsidiaries and affiliates, TAP Pharmaceutical Products Inc. (Abbott's joint venture with Takeda Chemical Industries, Ltd., of Japan), TAP Pharmaceuticals Inc. and TAP Finance Inc. (wholly owned subsidiaries of TAP Pharmaceutical Products Inc.) may, after meeting certain employment requirements, voluntarily participate in the Plan. Puerto Rico employees participate in the Abbott Laboratories Stock Retirement Plan (Puerto Rico), a separately sponsored plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Putnam Fiduciary Trust Company serves as trustee of the Plan. Three Abbott officers serve as co-trustees of the Plan.

The Plan operates as a cash or deferred arrangement 401(k) plan and, effective October 1, 2001, is considered an employee stock ownership plan which meets the applicable United States Internal Revenue Code sections.

Contributions and Vesting

Prior to October 1, 2001, employees needed to complete two years of credited service to be eligible to make "basic contributions" (being 2% of their eligible earnings) and share in employer contributions. In addition to the basic contributions, participants could elect to make "supplemental contributions" up to 16% of a participant's eligible earnings, as defined in the Plan document. All employees were eligible to make supplemental contributions beginning on their date of hire.

Effective October 1, 2001, employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate must contribute from 2% to 18% of their eligible earnings to the Trust, subject to certain limitations. Participants may choose to make their contributions from either pretax earnings, after-tax earnings, or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the Internal Revenue Code (the "IRC"). Participant contributions may be invested in any or all of the investment options.

Prior to October 1, 2001, employer contributions to the Plan and the Abbott Laboratories Stock Retirement Plan (Puerto Rico) were equal to 7.33% of dividends declared on the outstanding Abbott common shares, excluding dividends on any shares which could be issued to acquire companies not participating in the Plans. Employer contributions were allocated among participants' accounts based on a combination of participants' basic contributions made during the year and accumulated years of service. Employer contributions had to be invested in Abbott common stock (except participants age 50 or older could reallocate their investment in Abbott common stock held in their contribution account to any investment option). Effective October 1, 2001, participants at any age may direct the trustee to liquidate all or a portion of the Abbott common stock held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Effective October 1, 2001, employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings at an amount determined by the Board of Directors of Abbott. For the three-month period ended December 31, 2001, the employer contribution was 5% of the participant's eligible earnings for those participants making contributions during that period. The trustee shall invest such funds in Abbott common stock periodically in accordance with stock trading procedures established by the co-trustees and agreed to by the trustee. Cash dividends on shares of Abbott common stock are (a) paid-in cash to the participants or beneficiaries, (b) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan's year in which paid, or (c) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

The Plan offers seven investment options: Abbott common stock, SRP Stable Value Fund, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, Putnam International Growth Fund, and Putnam S&P 500 Index Fund.

Participants are at all times fully vested in their own contributions, employer contributions made prior to October 1, 2001, and earnings thereon. Vesting in employer contributions subsequent to October 1, 2001, is based on the following vesting schedule:

Service	**Vesting Percentage**
Less than two years	0%
Two years or more	100%

Nonvested portions of employer contributions are forfeited as of an employee's termination date. Forfeitures are (a) used to restore any forfeitures of participants who returned to service with the Company within a given period of time and (b) are used to reduce future employer contributions if terminated participants do not return to service within the given period of time.

Distributions

Upon retirement, termination, or death, participants or their beneficiaries receive a distribution in cash, Abbott common shares or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants with over five years of credited service are permitted to withdraw their after-tax contributions in shares or in cash, subject to certain limitations.

Loans to Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service (the "IRS") and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended beyond five years. Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees leaving Abbott during the repayment period, the balance of the outstanding loan will be netted from their Plan distribution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Except for the SRP Stable Value Fund, Plan investments are stated at fair value as determined by quoted market prices. Participant loans are valued at cost which approximates fair value.

The SRP Stable Value Fund is valued at contract value because it is fully benefit responsive. Putnam maintains contributions to the SPR Stable Value Fund in a separate account. The account is credited with earnings on underlying investments (principally insurance contracts) and charged for Plan withdrawals and administrative expenses charged by Putnam. The average yield and crediting interest rates were approximately 6.3% for 2001 and 2000. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The approximate fair value of the underlying investment contracts at December 31, 2001 and 2000, was $372,145,000 and $322,966,000, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Administrative Expenses

Putnam Investments is the plan administrator. Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott stock. Mutual fund investment fees are charged against the net assets of the respective fund. Record keeping and certain Putnam administration fees were paid by the Plan through September 30, 2001. Effective October 1, 2001, these fees are paid by the Company.

Payment of Benefits

Benefits are recorded when paid.

3. INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2001 and 2000 (dollars in thousands):

	2001	2000
Abbott common stock	**$5,091,963**	$4,601,418
Putnam Voyager Fund, Class Y shares	**N/A**	335,353

Distributions of Abbott common shares, and conversions of participants' common share account balances to participant loans or other investment options, are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2001 and 2000, is presented below:

	2001	2000
Abbott common stock, 91,335,667 and 94,997,026 shares, respectively (dollars in thousands)	**$5,091,963**	$4,601,418*
Market value per share	**$55.75**	$48.44

*Includes some shares that are nonparticipant directed (see Note 4).

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

	Appreciation (Depreciation)
Mutual funds	$(108,386)
Collective trust fund	(10,025)
Common stock	678,876
	$ 560,465

In general, the investments provided by the Plan are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Prior to October 1, 2001, the Abbott common stock fund was an investment option that contains both participant-directed and nonparticipant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Abbott common stock fund is as follows (dollars in thousands):

	2001	2000
Net assets-		
Cash	**$ 3,720**	$ 3,617
Abbott common stock	**5,091,963**	4,601,418
Due from brokers	**1,888**	374
Other liabilities	**(6,798)**	(3,676)
	$5,090,773	$4,601,733
Changes in net assets-		
Participant contributions	**$ 122,722**	
Employer contributions	**93,293**	
Net appreciation	**678,876**	
Dividends and other income	**76,921**	
Benefits paid to participants	**(303,689)**	
Interfund transfers	**(178,374)**	
Other expenses	**(709)**	
	$ 489,040	

5. RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in investments managed by Putnam; therefore, these transactions qualify as party in interest. A significant portion of the Plan's assets is invested in Abbott common stock.

6. PLAN TERMINATION

The Plan may be terminated, at any time, by Abbott upon written notice to the trustee and shall be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

7. TAX STATUS

The IRS has determined and informed the Company by a letter dated February 13, 1998, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

8. SUBSEQUENT EVENT

The Company intends to merge the Abbott Laboratories 401(k) Plan will be merged into the Plan.

ABBOTT LABORATORIES
STOCK RETIREMENT PLAN

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2001

(Employer Identification Number 36-0698440, Plan Number 334)

(Dollars in thousands)

Identity of Party Involved/ Description of Asset	Rate	Maturity	Cost (a)	Current Value
*Abbott Laboratories, common shares, 91,335,667 shares				$5,091,963
*Putnam, mutual funds-				
Putnam Voyager Fund, Class Y shares; 15,262,816				270,478
Putnam Fund for Growth and Income, Class Y shares; 5,700,870				100,768
George Putnam Fund of Boston, Class Y shares; 2,444,738				40,632
Putnam International Growth Fund, Class Y shares; 2,242,352				44,334
*Putnam, collective trust fund- Putnam S&P 500 Index Fund, Class Y shares; 3,119,536				86,879
*Loans to participants, 5.0% to 9.50%				173,704
SRP Stable Value Fund, guaranteed investment contracts-				
AIG Life Insurance Co.	6.20%	08/15/02		5,115
AIG Life Insurance Co.	6.01	03/31/04		5,223
Allstate Life Ins. Co.	7.85	06/30/05		8,014
American International Life of NY	6.17	06/30/04		8,791
CIGNA	6.56	06/30/02		3,414
CIGNA	6.70	05/16/05		10,007
CIGNA	5.41	02/15/07		12,585
GE Life & Annuity Assurance Co.	6.00	11/15/02		2,687
GE Life & Annuity Assurance Co.	7.55	03/31/04		8,334
GE Life & Annuity Assurance Co.	7.25	08/16/04		7,524
GE Life & Annuity Assurance Co.	6.26	02/15/06		7,783
GE Life & Annuity Assurance Co.	5.72	02/15/06		8,230
Hartford Life Ins. Co.	6.18	06/29/04		8,676
Hartford Life Ins. Co.	7.39	12/29/05		8,224
Hartford Life Ins. Co.	7.15	12/29/05		4,035
Hartford Life Ins. Co.	5.22	01/29/07		5,044

Schedule I
Continued

Identity of Party Involved/ Description of Asset	Rate	Maturity	Cost (a)	Current Value
SRP Stable Value Fund, guaranteed investment contracts (continued)-				
Jackson National Life Ins. Co.	6.06%	02/15/02		$ 1,316
John Hancock Mutual Life	5.65	08/18/03		10,187
Mass Mutual	7.11	12/30/04		8,666
Mass Mutual	7.05	06/30/05		7,894
Metropolitan Life Ins. Co.	6.56	03/31/04		10,688
Metropolitan Life Ins. Co.	6.99	03/31/05		5,066
Metropolitan Life Ins. Co.	5.07	03/30/07		15,096
Monumental Life Insurance Co.	5.79	09/30/05		5,165
Monumental Life Insurance Co.	5.62	08/18/03		7,658
Monumental Life Insurance Co.	5.54	01/26/07		13,067
New York Life	6.75	04/01/02		2,112
New York Life	7.17	02/15/06		8,126
Pacific Life Insurance Co.	5.85	02/15/02		1,332
Pacific Life Insurance Co.	6.06	05/15/03		4,670
Pacific Life Insurance Co.	5.52	06/30/03		7,337
Principal Life Insurance Co.	6.55	05/15/02		3,982
Principal Life Insurance Co.	6.80	08/15/02		5,543
Principal Life Insurance Co.	5.60	09/30/02		1,410
Principal Life Insurance Co.	7.24	12/29/05		5,417
Principal Life Insurance Co.	5.43	01/26/07		14,073
Protective Life Insurance Co.	5.47	08/15/02		2,829
Protective Life Insurance Co.	7.28	08/16/04		5,182
Protective Life Insurance Co.	5.58	08/15/05		5,140
Security Life of Denver	6.75	03/18/02		1,699
Security Life of Denver	6.90	06/30/02		3,878
Security Life of Denver	5.95	08/15/02		1,533
Security Life of Denver	7.50	02/15/05		1,509
Transamerica Occidental Life	6.69	09/16/02		2,231
Travelers Insurance Co.	6.22	12/31/02		3,046
Travelers Insurance Co.	7.10	02/15/06		15,262
Travelers Insurance Co.	5.82	09/30/05		5,166
Travelers Insurance Co.	6.01	11/15/05		7,772
SRP Stable Value Fund- The Boston Company STIF	2.14	N/A		51,698
				$6,168,194

*Represents a party in interest.

(a) Cost information omitted as all investments are fully participant directed as of December 31, 2001.

The accompanying notes are an integral part of this schedule.

ABBOTT LABORATORIES
STOCK RETIREMENT PLAN

SCHEDULE H, LINE 4j--SCHEDULE OF REPORTABLE TRANSACTIONS

For the Year Ended December 31, 2001

(Employer Identification Number 36-0698440, Plan Number 334)

(Dollars in thousands)

		Sales		
Identity of Party Involved/ Description of Asset	Purchase Price	Cost of Asset	Selling Price (a)	Net Gain (Loss)
Abbott Laboratories common stock	$487,806	$248,824	$610,276	$361,452

(a) Represents current value of asset at transaction date.

The accompanying notes are an integral part of this schedule.


ANDERSEN

Abbott Laboratories
Stock Retirement Plan (Puerto Rico)

Financial Statements and Schedules
As of December 31, 2001 and 2000
Together With Auditors' Report

Employer Identification Number 36-6193063
Plan Number 002


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Abbott Laboratories
Stock Retirement Plan (Puerto Rico) Committee:

We have audited the accompanying statements of net assets available for benefits of **ABBOTT LABORATORIES STOCK RETIREMENT PLAN (PUERTO RICO)** as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Chicago, Illinois
May 31, 2002

ABBOTT LABORATORIES
STOCK RETIREMENT PLAN (PUERTO RICO)

FINANCIAL STATEMENTS AND SCHEDULES

December 31, 2001 and 2000

(Employer Identification Number 36-6193063, Plan Number 002)

TABLE OF CONTENTS

ABBOTT LABORATORIES
STOCK RETIREMENT PLAN (PUERTO RICO)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2001 and 2000

(Dollars in thousands)

(Employer Identification Number 36-6193063, Plan Number 002)

	2001	2000
ASSETS:		
Cash	$ 182	$ 342
Investments	189,574	167,000
Receivables-		
Due from brokers	22	6
Due from employers	-	16
Total assets	189,778	167,364
LIABILITIES--other	224	28
NET ASSETS AVAILABLE FOR BENEFITS	$189,554	$167,336

The accompanying notes are an integral part of these statements.

ABBOTT LABORATORIES
STOCK RETIREMENT PLAN (PUERTO RICO)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2001

(Dollars in thousands)

(Employer Identification Number 36-6193063, Plan Number 002)

CONTRIBUTIONS:	
Employer	$ 4,232
Participant	7,852
Total contributions	12,084
INVESTMENT INCOME:	
Net appreciation in fair value of investments	20,724
Interest and dividends	3,977
Other	7
Total investment income	24,708
BENEFITS PAID	(14,404)
OTHER EXPENSES	(170)
Net increase	22,218
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	167,336
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$189,554

The accompanying notes are an integral part of this statement.

ABBOTT LABORATORIES
STOCK RETIREMENT PLAN (PUERTO RICO)

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

December 31, 2001 and 2000

1. DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Effective January 1, 1996, employees of Abbott Laboratories' ("Abbott") selected subsidiaries and affiliates in Puerto Rico (the "Company"), may, after meeting certain employment requirements, voluntarily participate in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (Puerto Rico) (the "Trust"). The Trust is administered by a trustee (the "Trustee"), a custodian (the "Custodian") and a committee (the "Committee"). The Trustee is Banco Popular de Puerto Rico. The Custodian is Putnam Fiduciary Trust Company. Three officers of Abbott are members of the Committee.

Prior to October 1, 2001, employees needed to complete two years of credited service to be eligible to make "basic contributions" being 2% of their eligible earnings and share in employer contributions. In addition to the basic contributions, participants may elect to make "supplemental contributions" up to 16% of a participant's eligible earnings, as defined in the Plan document. All employees are eligible to make supplemental contributions beginning on their date of hire.

Effective October 1, 2001, employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate must contribute from 2% to 18% of their eligible earnings to the Trust, subject to certain limitations. Participants may choose to make their contributions from either pretax earnings, after-tax earnings, or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1165(e) of the Puerto Rico Internal Revenue Code. Participant contributions may be invested in any or all of the investment options.

Prior to October 1, 2001, employer contributions to the Plan and the Abbott Laboratories Stock Retirement Plan, a separately sponsored plan, were equal to 7.33% of dividends declared on the outstanding Abbott common shares, excluding dividends on any shares which may be issued to acquire companies not participating in the Plans. Employer contributions were allocated among participants' accounts based on a combination of participants' basic contributions made during the year and accumulated years of service. Employer contributions had to be invested in Abbott common stock (except participants age 50 or older could reallocate their investment in Abbott common stock held in their contribution account to any investment option). Effective October 1, 2001, participants at any age may direct the trustee to liquidate all or a portion of the Abbott common stock held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Effective October 1, 2001, employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings at an amount determined by the Board of Directors of Abbott. For the three month period ended December 31, 2001, the employer contribution was 5% of the participant's eligible earnings for the 3 months ended December 31, 2001, for those participants making contributions during that period. The trustee shall invest such funds in Abbott common stock periodically in accordance with stock trading procedures established by the committee and agreed to by the trustee.

The Plan offers seven investment options: Abbott common stock, Putnam Stable Value Fund, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, Putnam International Growth Fund, and Putnam S&P 500 Index Fund.

Participants are at all times fully vested in their own contributions, employer contributions made prior to October 1, 2001 and earnings thereon. Vesting in employer contributions subsequent to October 1, 2001 is based on the following vesting schedule:

Service	Vesting Percentage
Less than two years	0%
Two years or more	100%

Nonvested portions of employer contributions are forfeited as of an employee's termination date. Forfeitures are (a) used to restore any forfeitures of participants who returned to service with the Company within a given period of time and (b) are used to reduce future employer contributions if terminated participants do not return to service within the given period of time.

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash or Abbott common shares or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made before the April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants with over five years of credited service are permitted to withdraw their after-tax contributions in shares or in cash, subject to certain limitations.

Loans to Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended beyond five years. Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan will be netted from their Plan distribution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Except for the Putnam Stable Value Fund, Plan investments are stated at fair value as determined by quoted market prices. Participant loans are valued at cost which approximates fair value.

The Putnam Stable Value Fund is a collective trust fund which invests primarily in guaranteed investment contracts. The fund is valued at contract value because it is fully benefit responsive. The fund is credited with earnings on underlying investments (principally insurance contracts) and charged for Plan withdrawals and administrative expenses. The average yield and crediting interest rates of the underlying investment contracts were approximately 6% for 2001 and 2000. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The Plan's interest in the estimated fair value of the underlying fund assets approximates contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Administrative Expenses

Putnam Investments is the Plan administrator. Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott stock. Mutual fund investment fees are charged against the net assets of the respective fund. Through September 30, 2001, other recordkeeping and certain Putnam administration fees were paid by the Plan. Effective, October 1, 2001, these fees are paid by the Company.

Payment of Benefits

Benefits are recorded when paid.

3. INVESTMENTS

Other than loans to participants (approximately $17,056,000 and $15,117,000 at December 31, 2001 and 2000), the only investment that represents 5% or more of the Plan's net assets at December 31, 2001 and 2000, is the Plan's investment in Abbott common stock. Distributions of Abbott common shares, and conversions of participants' common share account balances to participant loans or other investment options, are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2001 and 2000, is presented below:

	2001	2000
Abbott common stock, 2,942,840 and 2,996,944 shares, respectively (dollars in thousands)	**$164,063**	$145,164*
Market value per share	**$55.75**	$48.44

*Includes some shares that are nonparticipant directed (see Note 4).

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

	Appreciation (Depreciation)
Mutual funds	$ (996)
Collective trust fund	(14)
Common stock	21,734
	$20,724

In general, the investments provided by the Plan are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Prior to October 1, 2001, the Abbott common stock fund is an investment option that contains both participant-directed and nonparticipant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Abbott common stock fund is as follows (dollars in thousands):

	2001	**2000**
Net assets-		
Cash	**$ 182**	$ 342
Abbott common stock	**164,063**	145,164
Due from brokers	**17**	2
Due from employers	**-**	16
Other liabilities	**(169)**	(28)
	$164,093	$145,496
Changes in net assets-		
Employer contributions	**$ 4,232**	
Participant contributions	**6,732**	
Net appreciation	**21,735**	
Dividends and other income	**2,440**	
Benefits paid to participants	**(12,494)**	
Interfund transfers	**(3,891)**	
Other expenses	**(157)**	
	$ 18,597	

5. RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in investments managed by Putnam; therefore, these transactions qualify as party in interest. A significant portion of the Plan's assets is invested in Abbott common stock.

6. PLAN TERMINATION

The Plan may be terminated, at any time, by Abbott upon written notice to the Trustee and shall be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

7. TAX STATUS

On September 17, 1998, the Department of the Treasury of the Commonwealth of Puerto Rico issued a letter to the effect that the Plan, as written, qualifies under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994 and consequently is exempt from local income tax. The Plan's management believes that the Plan is designed and is currently being operated in accordance with the Code.

8. SUBSEQUENT EVENT

On March 1, 2002, the BASF Pharmaceuticals Retirement Savings Plan was merged into the Plan. Approximately $1 million of assets were transferred into the Plan.

ABBOTT LABORATORIES
STOCK RETIREMENT PLAN (PUERTO RICO)

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2001

(Employer Identification Number 36-6193063, Plan Number 002)

Identity of Party Involved/ Description of Asset	Cost (a)	Current Value
*Abbott Laboratories, common shares, 2,942,840 shares		$164,063
*Putnam-		
Mutual funds-		
Putnam Voyager Fund, Class Y shares; 154,104		2,738
Putnam Fund for Growth & Income, Class Y shares; 70,316		1,249
George Putnam Fund of Boston, Class Y shares; 22,761		382
Putnam International Growth Fund, Class Y shares; 10,566		211
Collective trust funds-		
Putnam S&P 500 Index Fund, Class Y shares; 8,784		245
Putnam Stable Value Fund, Class Y shares; 3,580,884		3,630
*Loans to participants, 5.0% to 9.50%		17,056
		$189,574

*Represents a party in interest.

(a) Cost information omitted as all investments are fully participant directed as of December 31, 2001.

The accompanying notes are an integral part of this schedule.

ABBOTT LABORATORIES
STOCK RETIREMENT PLAN (PUERTO RICO)

SCHEDULE H, LINE 4j--SCHEDULE OF REPORTABLE TRANSACTIONS
For the Year Ended December 31, 2001
(Employer Identification Number 36-6193063, Plan Number 002)
(Dollars in thousands)

	Purchases	Sales		
Identity of Party Involved/ Description of Asset	Purchase Price	Cost of Asset	Selling Price (a)	Net Gain
Abbott Laboratories common stock	$21,876	$11,700	$21,797	$10,097

(a) Represents current value of asset at transaction date.

The accompanying notes are an integral part of this schedule.

EXHIBITS

24	Consent of Independent Public Accountants
99.1	Representation to Issuer

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Abbott Laboratories Stock
Retirement Program

Date: June 5, 2002

By: 

Greg W. Linder
Plan Administrator


ANDERSEN

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K, into Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Plan (Numbers 33-51585, 33-56897 and 33-65127) and into Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Program (Numbers 333-19511, 333-43383, 333-69579, 333-93257, and 333-74224).

Arthur Andersen LLP

Chicago, Illinois
May 31, 2002

EXHIBIT 99.1

June 5, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Arthur Andersen LLP ("Arthur Andersen") has represented to Abbott Laboratories that the audit completed for the Abbott Laboratories Stock Retirement Plan and the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (collectively, being the "Abbott Laboratories Stock Retirement Program") for the year ending December 31, 2001 was subject to Arthur Andersen's quality control system for the United States accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation.

Very truly yours,



Greg W. Linder
Vice President and Controller, Abbott Laboratories